

Mail Stop 3720

July 8, 2010

Mr. Timo Ihamuotila
Executive Vice President and Chief Financial Officer
Nokia Corporation
Keilalahdentie 4
P.O. Box 226
FI-00045 NOKIA GROUP
Espoo, Finland

> **RE:** **Nokia Corporation**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 1-13202**

Dear Mr. Ihamuotila:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Note 1. Available-for-sale investments, page F-14

1. We note that you classify "highly liquid, interest-bearing investments with maturities at acquisition of less than 3 months" as cash equivalents. Please expand the disclosures to address the following:

   - the purpose for holding the investments;
   - whether the investments have insignificant risk of changes in value; and
   - whether the investments are readily convertible to known amounts of cash.

Note 1. Research and development, page F-13

2. Please tell us and disclose in more detail how you met the criteria in paragraph 57 of IAS 38 for the capitalized development costs.

Note 1. Other intangible assets, page F-13

3. We note that your amortization period appears to be capped at 20 years. Please provide us with more details of this accounting policy and explain in detail why this policy is appropriate under IAS 38.

Note 1. Pensions, page F-13

4. Please disclose how frequently the actuarial valuations are performed.

Note 7. Impairment, page F-34

5. We note your disclosure of post-tax discount rates. We also note that your critical accounting policy for goodwill valuation on page 88 discloses that you use pre-tax discount rate. Please tell why you are disclosing the post-tax discount rates and how these rates are used in your goodwill impairment testing.

Note 9. Depreciation and amortization, page F-43

6. Please tell us where the additional expenses by nature under paragraph 104 of IAS 1 are presented or why such presentation is not required. We note your disclosures in Note 4, Personnel expenses, on page F-28.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director